December 30, 2025

Christopher R. Bellacicco

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investments Exchange Traded Funds (the “Registrant”) File Nos. 333-283326 and 811-24027 (filed on August 28, 2025)

Dear Mr. Bellacicco:

This letter responds to comments you provided Jessica Gates of Russell Investments and me in a telephonic discussion regarding Post-Effective Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form N-1A for Russell Investments Exchange Traded Funds (the “Trust”) filed under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 to register shares of Russell Investments Core Plus Bond ETF and Russell Investments Global Real Estate ETF (each a “Fund” and together the “Funds”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Registrant Statement unless otherwise indicated.

Russell Investments Core Plus Bond ETF

1.	Comment:

In the third paragraph of the “Principal Investment Strategies of the Fund” subsection of the Fund’s “Summary—Investments, Risks and Performance” section of the Prospectus, on page 2, the disclosure references RIM’s target strategic asset allocations. Please disclose the target strategic asset allocation levels.

Response:

The disclosure has been revised to include the following:

“The Fund’s target strategic asset allocation is 40% to U.S. and non-U.S. corporate debt securities (including high yield debt), 35% to asset-backed securities and 25% to government securities. However, the Fund is not required to allocate its investments in any set proportion and RIM may adjust the Fund’s asset allocation based on the Fund’s overall exposures and forecasted portfolio risk and in order to respond to changes in market risks and opportunities.”

2.	Comment:

In the fourth paragraph of the “Principal Investment Strategies of the Fund” subsection of the Fund’s “Summary—Investments, Risks and Performance” section of the Prospectus, on page 2, the disclosure states that, “The duration of the Fund’s portfolio will typically be within one year of the duration of the Bloomberg Barclays U.S. Aggregate Bond Index, but may vary up to two years from the Index’s duration.” Please disclose whether there are any limits on maturity.

	Response:	The disclosure has been revised to state that the Fund has no restrictions on the maturity of securities in which it invests or on the maturity of its overall portfolio. .

3.	Comment:

In the third paragraph of the Fund’s “Principal Investment Strategies” section of the Prospectus, on page 18, the disclosure states, “Duration is a measure of sensitivity to interest rate changes and not time.” Please add include a brief high level example of duration. For example, that a duration of 3 means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.

Response:

The disclosure has been revised to include the following:

“For example, a duration of three years means that if interest rates rise by 1%, the bond’s price would be expected to fall by 3%, and if interest rates fall by 1%, the bond’s price would be expected to rise by 3%.”

Russell Investments Global Real Estate ETF

4.	Comment:

In the “Principal Investment Strategies of the Fund” subsection of the Fund’s “Summary—Investments, Risks and Performance” section of the Prospectus, please add disclosure clarifying that the Fund will concentrate in the real estate industry.

	Response:	The disclosure has been revised to state that the Fund will concentrate in the real estate industry.

5.	Comment:

In the first paragraph of the “Principal Investment Strategies of the Fund” subsection of the Fund’s “Summary—Investments, Risks and Performance” section, on page 7, the disclosure states that, “The Fund may also invest in equity securities of other types of real estate-related companies.” Please add disclosure clarifying what “other types of real estate-related companies” means.

Response:	The disclosure has been revised as follows: “The Fund may also invest in equity securities of other types of real estate-related companies, such as real estate operating companies.”

The Registrant intends to make the changes noted above in a filing pursuant to Rule 485(b) under the Securities Act (the “Rule 485(b) Filing”). As we discussed on the call, the Rule 485(b) Filing will also reflect the removal of AEW Capital Management, L.P. and addition of Wellington Management Company LLP (“Wellington”) as money manager for the Russell Investments Global Real Estate ETF. The Registrant notes that Wellington is an existing money manager for the Russell Investments International Developed Equity ETF and Russell Investments Global Equity ETF, existing series of the Trust. The Registrant notes that these changes have been approved by the Fund’s Board of Trustees and confirms that these changes will result in no changes to the Fund’s investment strategies and risks. The Rule 485(b) Filing will also include the Interactive Data File as well as other minor, non-material changes.

If you have any questions or comments concerning the foregoing, please contact me at (617) 728-7133 or Stephanie Capistron at (617) 728-7127.

Sincerely,

/s/ Jennifer O’Brien

cc:   Mary Beth Albaneze, Russell Investments

Jessica Gates, Russell Investments

Stephanie Capistron, Dechert LLP

John V. O’Hanlon, Dechert LLP

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